Drinker Biddle & Reath LLP

191 N. Wacker Dr., Ste. 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Fax)

www.drinkerbiddle.com

October 22, 2018

Via Edgar Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: James E. O’Connor

RE:	Northern Funds (the “Trust” or “Registrant”)

Post-Effective Amendment No. 140 to Registration Statement on Form

N-1A (File Nos. 33-73404 and 811-08236)

Dear Mr. O’Connor:

The following responds to the comments we received from you on September 21, 2018, regarding the above-referenced Post-Effective Amendment to Registrant’s Registration Statement on Form N-1A (the “Post-Effective Amendment”). The Post-Effective Amendment was filed pursuant to paragraph (a)(1) of Rule 485 under the Securities Act of 1933 to reflect changes to the principal investment strategies of the Short-Intermediate U.S. Government Fund and the U.S. Government Fund (collectively, the “Funds”). Changes discussed below will be reflected in a post-effective amendment to be filed today.

PROSPECTUS

1.     Comment: Please explain how the expense reimbursements were calculated for each Fund.

Response: The expense reimbursements for each Fund were calculated by subtracting the contractual expense limit of each Fund from the Fund’s “Total Annual Fund Operating Expenses” and then reducing such expense reimbursement by the Fund expenses that are excepted expenses as agreed to in writing with the Adviser (i.e., Acquired Fund Fees and Expenses, the compensation paid to each Independent Trustee of the Trust, expenses of third party consultants engaged by the

Board of Trustees, membership dues paid to the Investment Company Institute and Mutual Fund Directors Forum, expenses in connection with the negotiation and renewal of the revolving credit facility, extraordinary expenses and interest). The Adviser has also separately contractually agreed to reimburse the Acquired Fund Fees and Expenses of each Fund’s investment in affiliated non-money market investment companies (“Reimbursable AFFE”), so the amount of Reimbursable AFFE was added to the calculated expense reimbursement.

2.     Comment: Please confirm whether the Total Annual Fund Operating Expenses After Expense Reimbursement should equal 0.48% for the Short-Intermediate U.S. Government Fund.

Response: The “Total Annual Fund Operating Expenses After Expense Reimbursement” for the Fund does not equal 0.48% due to excepted expenses reducing the expense reimbursement amount and the Reimbursable AFFE increasing the expense reimbursement amount.

3.     Comment: Please note that Instruction 3(e) to Item 3 of Form N-1A provides that an expense reimbursement or fee waiver that reduces any fund operating expense must in place for no less than one year from the effective date of the Fund’s registration statement in order to show the impact in the fee table.

Response: The Registrant confirms that the contract for any expense reimbursement or fee waiver included in the fee tables will continue in effect for at least one year from the date of the Funds’ registration statement.

4.     Comment: If it is part of each Fund’s principal investment strategy, please add a bullet stating that the Fund invests in asset-backed securities, which do not have any government or agency guarantees, representing interests in pools of assets, such as automobile loans, credit card receivables, and other financial assets.

Response: The Registrant confirms that asset-backed securities, which do not have any government or agency guarantees, representing interests in pools of assets, such as automobile loans, credit card receivables, and other financial assets are not a part of the Funds’ principal investment strategies to invest, under normal circumstances, at least 80% of its net assets in securities issued or guaranteed by the U.S. government or by its agencies, instrumentalities or sponsored enterprises and repurchase agreements relating to such securities. Accordingly, no additional disclosure will be added.

5.     Comment: The “Principal Investment Strategies” section of each Fund’s prospectus states that the Fund’s investments may include “Mortgage-related securities issued or guaranteed by the U.S. government or by its agencies, instrumentalities or sponsored enterprises, including US agency mortgage-backed pass-through securities (“MBS”). Please add the following to the end of the disclosure: “that may not be backed by the full faith and credit of the U.S. Government.”

Response: The Registrant will make the requested change.

6.     Comment: The Asset-Backed Securities Risk disclosure in each Fund’s “Principal Risks” section states that “These securities, in most cases, are not backed by the full faith and credit of the U.S. government.” Given that each Fund is a government securities fund, they probably do not invest in credit card, auto, etc. ABS as a principal strategy, and the Staff believes that the disclosure could confuse investors. Please consider revising the disclosure.

Response: The Registrant confirms that asset-backed securities, which do not have any government or agency guarantees, representing interests in pools of assets, such as automobile loans, credit card receivables, and other financial assets are not a part of each Fund’s principal investment strategies. Accordingly, the Registrant will replace Asset-Backed Securities Risk with the following Mortgage-Related Securities Risk in each Fund’s “Principal Risks” section:

MORTGAGE-RELATED SECURITIES RISK is the risk of investing in mortgage-related securities issued or guaranteed by the U.S. government or by its agencies, instrumentalities or sponsored enterprises, including US agency mortgage-backed pass-through securities (“MBS”). These securities may not be backed by the full faith and credit of the U.S. government. Mortgage-related securities are subject to Credit (or Default) Risk, Interest Rate/ Maturity Risk, Debt Extension Risk and Prepayment (or Call) Risk. Because of these risks, mortgage-related securities react differently to changes in interest rates than other bonds. Small movements in interest rates (both increases and decreases) may quickly and significantly reduce the value of certain mortgage-related securities.

7.     Comment: With respect to the Asset-Backed Securities Risk disclosure in each Fund’s “Principal Risks” section, please distinguish between mortgage-backed securities and other asset-backed securities with respect to the fact that non-mortgage asset-backed securities have no guarantees whatsoever with respect to the payment of interest and principal. Specifically, mortgage-backed securities may be backed by full faith and credit (Ginnie Mae) or agency guarantees (Fannie and Freddie), but other asset-backed securities generally have no guarantees at all.

Response: The Registrant will replace Asset-Backed Securities Risk with Mortgage-Related Securities Risk as noted in response to comment no. 6.

8.     Comment: With respect to the Portfolio Turnover Risk disclosure in the Short-Intermediate U.S. Government Fund’s “Principal Risks” section, please disclose that the annual turnover was 905% for the previous year. Because the Fund’s rate of turnover has been very high (504% and 905% for the past two years, respectively), please also disclose that this portfolio turnover rate may result in the Fund’s distributions being characterized entirely as short-term capital gain distributions that are not only taxed at ordinary income rates, but are additionally disadvantaged because they are received from a mutual fund. Short-term capital gain distributions from a mutual fund are reported directly to the first page of an investor’s Form 1040 as ordinary income and are not eligible for the netting process of Schedule D applicable to normal short-term capital gains before they are reported on the return. Additionally, unlike short-term capital gains on the sales of the Fund’s shares realized by investors, capital losses realized by the Fund cannot be used to offset short-term capital gains realized from a Fund investor’s other investments.

Response: The Registrant will make the requested changes.

9.     Comment: Please revise the last sentence of the Portfolio Turnover Risk disclosure in the Short-Intermediate U.S. Government Fund’s “Principal Risks” section to state that: “For the fiscal year, the annual portfolio turnover rate of the Fund exceeded 500%.”

Response: The Registrant will revise the disclosure as follows: “For the fiscal years ended March 31, 2018 and March 31, 2017, the annual portfolio turnover rate of the Fund was 504% and 905%, respectively.”

10.    Comment: With respect to the Portfolio Turnover Risk disclosure in the U.S. Government Fund’s “Principal Risks” section, please disclose that the annual turnover was 665% for the previous year. Because the Fund’s rate of turnover has been very high (429% and 665% for the past two years, respectively), please also disclose that this portfolio turnover rate may result in the Fund’s distributions being characterized entirely as short-term capital gain distributions that are not only taxed at ordinary income rates, but are additionally disadvantaged because they are received from a mutual fund. Short-term capital gain distributions from a mutual fund are reported directly to the first page of an investor’s Form 1040 as ordinary income and are not eligible for the netting process of Schedule D applicable to normal short-term capital gains before they are reported on the return. Additionally, unlike short-term capital gains on the sales of the Fund’s shares realized by investors, capital losses realized by the Fund cannot be used to offset short-term capital gains realized from a Fund investor’s other investments.

Response: The Registrant will make the requested changes.

11.    Comment: Please revise the last sentence of the Portfolio Turnover Risk disclosure in the U.S. Government Fund’s “Principal Risks” section to state that: “For the fiscal year, the annual portfolio turnover rate of the Fund exceeded 400%.”

Response: The Registrant will revise the disclosure as follows: “For the fiscal years ended March 31, 2018 and March 31, 2017, the annual portfolio turnover rate of the Fund was 429% and 665%, respectively.”

12.    Comment: The “Other Fund Services” section states that “to the extent of any duplicative advisory fees, the Investment Adviser will reimburse each Fund for a portion of the management fees attributable to and payable by the Fund for advisory services on any assets invested in the affiliated money market fund.” This sentence appears to be inconsistent with the disclosure in Note 4 to each fee table, which states: “NTI also has contractually agreed to reimburse all of the fees and expenses of the Fund attributable to the Fund’s investments in affiliated non-money market investment companies.”

Response: The Registrant does not believe that the sentences are inconsistent. Note 4 to each Fund’s fee table describes NTI’s contractual agreements to reimburse certain Fund expenses. Separately, NTI has agreed to reimburse a portion of acquired fund fees and expenses attributable to each Fund’s investment in affiliated money market funds. However, to avoid shareholder confusion, the Registrant will revise the third sentence of footnote 4 to each fee table as follows: The “Total Annual Fund Operating Expenses After Expense Reimbursement” may be higher than the contractual limitation as a result of the excepted expenses and the Acquired Fund Fees and Expenses that are not reimbursed.

We believe that this letter responds to your comments. Please feel free to call me at 312-569-1167 if you have any questions regarding the foregoing.

* * *

Sincerely,

/s/ Veena K. Jain
Veena K. Jain

cc:	Jose J. Del Real, Esq.

Diana E. McCarthy

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